Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31
	2013	2012

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$3,774	4,249
Distributions less than equity in earnings of affiliates	(29)	(77)
Fixed charges, excluding capitalized interest*	181	311

	$3,926	4,483

Fixed Charges
Interest and debt expense, excluding capitalized interest	$130	209
Capitalized interest	179	146
Interest portion of rental expense	17	13

	$326	368

Ratio of Earnings to Fixed Charges	12.0	12.2

* Includes amortization of capitalized interest totaling approximately $34 million in 2013 and $89 million in 2012.